UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                           ROADMASTER INDUSTRIES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   769-727-108
                                 (CUSIP Number)

                                ARNOLD L. WADLER
               Senior Vice President, Secretary & General Counsel
                      Metromedia International Group, Inc.
                             c/o Metromedia Company
          One Meadowlands Plaza, East Rutherford, New Jersey 07073-2137
                            Tel. No.: (201) 531-8000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  With copy to:
                              JAMES M. DUBIN, ESQ.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                            Tel. No.: (212) 373-3000

                                  March 1, 1996
                     (Date of Event which Requires Filing of
                                 this Statement)

      If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  769-727-108                                 Page   3   of   5   Pages
         ---------------------------
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             METROMEDIA INTERNATIONAL GROUP, INC.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

             OO (See Item 3)
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
                             19,169,000
      NUMBER OF
       SHARES        -----------------------------------------------------------
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
  BY EACH REPORTING
       PERSON
        WITH         -----------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
                             19,169,000

                     -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             19,169,000 shares
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                            [ ]


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             38.5%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------

                    AMENDMENT NO. 1 TO SCHEDULE 13D

           This Amendment No. 1 supplements the Schedule 13D relating to Roadmaster Industries, Inc. (the "Schedule 13D") filed on
December 15, 1994 by Metromedia International Group, Inc. (formerly known as The Actava Group Inc.) ("MIG") in the following respect only (capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D):

Item 4.    Purpose of Transaction.

           Item 4 is amended by adding to the end thereof the following paragraph:

           MIG's investment in Roadmaster is a non-strategic asset.
           For accounting purposes, MIG has classified Roadmaster as an asset held for disposition. MIG intends to dispose of its investment in Roadmaster in 1996.

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:     March 1, 1996



                          METROMEDIA INTERNATIONAL GROUP, INC.



                          By:    /s/ ARNOLD L. WADLER
                              -----------------------------
                              Name:  Arnold L. Wadler
                              Title: Senior Vice President,
                                      Secretary and General Counsel







           Explanatory Note.

           In order to comply with Rule 13d-2(c) promulgated under the Securities Exchange Act of 1934, as amended, included for filing with this Amendment No. 1 to Schedule 13D is the Schedule 13D (other than the exhibits thereto) previously filed with the Securities and Exchange Commission.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           ROADMASTER INDUSTRIES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   769-727-108
                                 (CUSIP Number)

                                 WALTER M. GRANT
                           4900 Georgia Pacific Center
                             Atlanta, Georgia 30303
                                 (404) 658-9000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                December 6, 1994
                     (Date of Event which Requires Filing of
                                 this Statement)

      If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

      Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                     SCHEDULE 13D


CUSIP No.  769  727  108                              Page   3   of   11   Pages
         ---------------------------
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The Actava Group Inc.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                      (b) [ ]
             N/A
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Incorporated in the State of Delaware
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
                             19,169,000 shares (39.6%)
      NUMBER OF
       SHARES        -----------------------------------------------------------
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
  BY EACH REPORTING
       PERSON
        WITH         -----------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
                             19,169,000 shares (39.6%)

                     -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             19,169,000 shares
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             39.6%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------

          STATEMENT OF INFORMATION REQUIRED PURSUANT TO SECTION
       13(d)(1) or 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               SECTION 13D

The following statement of information is being filed by The Actava Group Inc. ("Actava") pursuant to Regulation #240.13d-1 of the Rules and Regulations of the Securities and Exchange Commission.


Item 1.     Security and Issuer.

            This statement relates to the Common Stock, par value $.01 per share, of Roadmaster Industries, Inc. (the "Roadmaster Common Stock"), a Delaware corporation ("Roadmaster"), whose principal office is located at 7315 E. Peakview Avenue, Englewood, Colorado 80111.

Item 2.     Identity and Background.

            (a)   Name:                         The Actava Group Inc.

            (b)   State of Incorporation:       Delaware

            (c)   Principal Businesses:         Manufacture and sale of
                                                lawn and garden equipment

            (d)   Address of principal          4900 Georgia Pacific
                  office:                       Center
                                                Atlanta, GA 30303

            (e)   Criminal convictions:         None

            (f)   Civil proceedings:            None


Item 3.     Source and Amount of Funds or Other Consideration.

            Actava transferred to Roadmaster all of the issued and outstanding capital stock of four of its wholly-owned subsidiaries in exchange for 19,169,000 shares of Roadmaster Common Stock (the "Exchange Transaction"). The four Actava subsidiaries transferred to Roadmaster were Diversified Products Corporation, Hutch Sports USA Inc., Nelson/WeatherRite, Inc. and Willow Hosiery, Inc. (collectively, the "Sports Subsidiaries"). The Exchange Transaction was effected pursuant to an Agreement and Plan of Reorganization dated July 20, 1994 (the "Agreement") by and among Actava, the Sports Subsidiaries and Roadmaster.

Item 4.     Purpose of Transaction.

            Actava acquired the shares of Roadmaster Common Stock in the Exchange Transaction for investment purposes as part of the disposition of the Sports Subsidiaries and not for the purpose of obtaining control of Roadmaster. Although Actava has not made any formal representations or legally binding commitments that would limit its ability to purchase additional equity in Roadmaster, Actava has no current plans for acquiring additional shares of Roadmaster Common Stock.

            Pursuant to the Agreement, certain amendments were adopted to the Certificate of Incorporation of Roadmaster, including amendments (i) to increase the number of authorized shares of Roadmaster Common Stock to 100,000,000 shares, (ii) to fix the number of Directors of Roadmaster at nine, (iii) to require that all stockholder action be taken at an annual or special meeting, (iv) to provide for advance notice of nominations to the Board of Directors of Roadmaster, (v) to require certain super-majority votes under certain circumstances for the Board of Directors of Roadmaster to remove its Chief Executive Officer or Chief Operating Officer, and (vi) to require super-majority voting by the stockholders to amend certain provisions of the Certificate of Incorporation and Bylaws of Roadmaster.

            Pursuant to the Agreement, Actava, Roadmaster, Henry Fong, the Chief Executive Officer and a director of Roadmaster, and Edward E. Shake, the Chief Operating Officer of Roadmaster, also entered into a Shareholders Agreement which provides, among other things, that Actava shall have the right to designate four individuals to serve on Roadmaster's nine-member Board of Directors. The Shareholders Agreement also provides that Actava will use its best efforts to cause the nomination and election of five Directors designated by Roadmaster. The Shareholders Agreement is discussed in more detail under Item 6 below.

            As noted above, in connection with the Exchange Transaction, Roadmaster amended and restated its Certificate for Incorporation and Bylaws to provide, among other things, for certain super-majority voting requirements under certain circumstances for the Board of Directors of Roadmaster to remove the Chief Executive Officer and Chief Operating Officer. The effect of these amendments will be to require a two-thirds vote of the members of the Board of Directors of Roadmaster to terminate Roadmaster's existing Chief Executive Officer and Chief Operating Officer, except that the Board of Directors will have the right to terminate such officers by a majority vote if Roadmaster has not reported positive net income from continuing operations for the fiscal year preceding the year in which the Board of Directors elects to terminate such officers.

ITEM 5.  Interest in Securities of the Issuer.

            (a) As of this date, Actava is the beneficial owner of 19,169,00 shares of Roadmaster Common Stock.

            (b) Actava owns the sole power to vote and dispose of these shares.

            (c)   None

            (d)   None

            (e)   Not Applicable


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            (a) Shareholders Agreement. Pursuant to the Agreement, Actava, Roadmaster, Mr. Fong and Mr. Shake entered into a Shareholders Agreement dated as of December 6, 1994. The Shareholders Agreement expires on the fifth anniversary of such date unless it is earlier terminated in accordance with its terms. Pursuant to the Shareholders Agreement, the parties thereto agreed to take all necessary action to cause Roadmaster's Board of Directors to be fixed at nine Directors during the term of such Agreement. Additionally, pursuant to the Shareholders Agreement, four individuals designated by Actava (the "Actava Designated Directors") will be elected to serve on the Board of Directors of Roadmaster. Two of the four persons initially elected to serve as Actava Designated Directors are required to be persons who are not employees, officers or affiliates of Roadmaster or Actava. The parties to the Shareholders Agreement are required to use their best efforts to cause the nomination for election of the four Actava Designated Directors and the five Directors designated by Roadmaster (the "Roadmaster Designated Directors"). Three of the Roadmaster Designated Directors must be persons who are not employees, officers or affiliates of Roadmaster or Actava. The Shareholders Agreement obligates the parties to use their best efforts to cause at least one of the Actava Designated Directors to serve on each committee of Roadmaster's Board of Directors and to cause at least two

            Actava Designated Directors to serve on any committee which consists of five or more members.

            If, as a result of Actava's sale, transfer or assignment of Roadmaster Common Stock, the number of shares of Roadmaster Common Stock owned by Actava is reduced to a number less than 12,000,000 but equal to or more than 8,000,000, then Actava will become entitled to designate only three members to Roadmaster's Board of Directors. If the number of shares of Roadmaster Common Stock owned by Actava is reduced to less than 8,000,000 but equal to or more than 5,000,000, then Actava will be entitled to designate only two members to Roadmaster's Board of Directors.

            If the number of shares of Roadmaster Common Stock owned by Actava is reduced to less than 5,000,000 but equal to or more than 2,000,000, then Actava will be entitled to designate only one member to Roadmaster's Board of Directors.

            Subject to the limitations described above, the parties to the Shareholders Agreement have agreed that they will at all times and upon every opportunity affirmatively vote all of their shares of Roadmaster Common Stock to cause the Board of Directors to be composed of five Roadmaster Designated Directors and four Actava Designated Directors. In addition, Mr. Fong is obligated to use his best efforts to cause Equitex, Inc. to support the nomination and election of the Actava Designated Directors. Mr. Fong is the President and Chief Executive Officer and a Director of Equitex, Inc., which currently owns 10.5% of the outstanding shares of Roadmaster Common Stock.

            Actava's obligation to support the nomination and election of the Roadmaster Designated Directors will terminate if (i) Roadmaster has not reported positive net income from continuing operations for its last fiscal year, (ii) the Actava Designated Directors have not been nominated and supported by the other parties to the Shareholders Agreement, or (iii) the Actava Designated Directors have not been elected to, and are not then serving on, the Roadmaster Board of Directors. The obligation of Roadmaster, Mr. Fong and Mr. Shake to support the nomination and election of the Actava Designated Directors will terminate if the Roadmaster Designated Directors have not been supported by Actava or if the Roadmaster Designated Directors have not been elected to, and are not then serving on, the Roadmaster Board of Directors.

            In addition to the voting provisions, the Shareholders Agreement grants Roadmaster a right of first refusal with respect to any proposed sale of the shares of Roadmaster Common Stock issued to Actava in the Exchange Transaction for as long as the Actava Designated Directors have been nominated and elected to the Roadmaster Board of Directors. Such right of first refusal will not apply to any proposed sale, transfer or assignment of such shares to any persons who would, after consummation of such transaction, own less than 10% of the outstanding shares of Roadmaster Common Stock or to any sale of such shares pursuant to a registration statement filed under the Securities Act of 1933, as amended (the "Securities Act"), if Actava has used its reasonable best efforts not to make any sale pursuant to such registration statement to any single purchaser or "Acquiring Person" who would own 10% or more of the outstanding shares of Roadmaster Common Stock after the consummation of such transaction. "Acquiring Person" generally is defined to mean any person or group which together with all affiliates is the beneficial owner of 5% or more of the outstanding shares of Roadmaster Common Stock. The right of first refusal also would not apply to any proposed sale, transfer or assignment of Actava's shares of Roadmaster Common Stock to an affiliate of Actava.

            (b) Registration Rights Agreement. As a condition to the consummation of the Exchange Transaction, Roadmaster and Actava entered into a Registration Rights Agreement dated December 6, 1994. The Registration Rights Agreement grants to Actava, its affiliates and any transferee who acquires at least 1,000,000 of the shares of Roadmaster Common Stock issued to Actava the right to require Roadmaster to register such shares and any other shares of Roadmaster Common Stock (collectively, "Registrable Stock") under the Securities Act.

            Registration may be demanded at any time during a ten year period beginning as of December 6, 1994 (the "Registration Period") by the holders of at least 50% of the Registrable Stock if a "long-form" registration statement (i.e., a registration statement on Form S-1, S-2 or other similar form) is requested or by the holders of Registrable Stock with a value of at least $500,000 if a "short-form" registration statement (i.e., a registration statement on Form S-3 or other similar form) is requested. Roadmaster is required to pay all expenses incurred (other than the expenses of counsel, if any, for the holders of Registrable Stock and the expenses of underwriters' counsel) for any two registrations requested by the holders of Registrable Stock during the Registration Period. Roadmaster will become obligated to pay the expenses of two additional registrations if Roadmaster is not eligible to use a short- form registration statement to register the Registrable Stock at any time during the Registration Period. All other registrations will be at the expense of the holders of the Registrable Stock.

            In addition to the demand registration rights described above, if Roadmaster at any time proposes to register under the Securities Act any of its securities for sale for its own account or for the account of any person, subject to certain exceptions, it is required to provide the holders of Registrable Stock with the opportunity to sell some or all of their Registrable Stock pursuant to such registration. Roadmaster, however, is not required to grant any concession or additional rights to any other person to secure the right of any holder of Registrable Stock to participate in such registrations. In addition, Roadmaster will have the right at least once during each twelve-month period to defer a filing in a demand registration statement for a period of up to 90 days after request for registration by the holders of the requisite number of shares of Registrable Stock.

            Any future registration rights granted by Roadmaster may not impair the priority of the registration rights granted to the holders of Registrable Stock but Roadmaster may grant registration rights that are substantially similar to or that rank on a parity with the registration rights granted under the Registration Rights Agreement.

ITEM 7.  Material to be Filed as Exhibits.

            The following exhibits are filed as a part of this Schedule 13D:

            (i) Agreement and Plan of Reorganization dated as of July 20, 1994 by and among Actava, the Sports Subsidiaries, and Roadmaster.

            (ii) Shareholders Agreement dated as of December 6, 1994, by and among Actava, Roadmaster, Henry Fong and Edward
                  E. Shake.

            In accordance with Rule 13d-2(c) of the Exchange Act, the foregoing exhibits have not been filed in electronic format.

                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:December 14, 1994



                              THE ACTAVA GROUP INC.



                              By:   /s/ WALTER M. GRANT
                                  --------------------------
                                  Name: Walter M. Grant
                                  Title: Senior Vice President,
                          General Counsel and Secretary

               EXHIBITS TO AMENDMENT NO. 1 TO SCHEDULE 13D

            The following documents are being filed by The Actava Group Inc. ("Actava") as exhibits to the Schedule 13D relating to Actava's holding of 19,169,000 shares of Common Stock of Roadmaster Industries, Inc. ("Roadmaster"):

            (1) Exhibit A - Agreement and Plan of Reorganization dated as of July 20, 1994 by and among Actava, Roadmaster, and the four companies transferred by Actava to Roadmaster.

            (2) Exhibit B - Shareholders Agreement dated as of December 6, 1994, by and among Actava, Roadmaster, Henry Fong and Edward E.
Shake.

            In accordance with Rule 13d-2(c) of the Exchange Act, the foregoing exhibits have not been filed in electronic format.